FIRST AMENDMENT TO
AGREEMENT OF PURCHASE AND SALE

THIS FIRST AMENDMENT TO AGREEMENT OF PURCHASE AND SALE (this "**Amendment**") is made and entered into as of the 5th day of December, 2014, by and between U.S. BANK NATIONAL ASSOCIATION, AS TRUSTEE, AS SUCCESSOR-IN-INTEREST TO BANK OF AMERICA, NATIONAL ASSOCIATION, AS SUCCESSOR-BY-MERGER TO LASALLE BANK NATIONAL ASSOCIATION, AS TRUSTEE FOR THE REGISTERED HOLDERS OF BEAR STEARNS COMMERCIAL MORTGAGE SECURITIES INC., COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2007-PWR17 ("**Seller**"), and HARTMAN XX LIMITED PARTNERSHIP, ITS SUCCESSORS OR ASSIGNS ("**Purchaser**").

RECITALS:

A.   Seller and Purchaser have entered into that certain Agreement of Purchase and Sale, dated as of November 14, 2014, with respect to property located at 15840 Farm to Market Road 529 and 5870 Highway 6 North, Houston, Texas (the "**Agreement**").

B.   Seller and Purchaser desire to amend the Agreement as hereinafter set forth.

NOW, THEREFORE, in consideration of the premises herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree as follows:

ARTICLE I

Definitions

Capitalized terms used in this Amendment are defined in the Agreement, as amended hereby, unless otherwise stated.

ARTICLE II

Amendment

Effective as of the date hereof:

A.   Section 5 of the Agreement is hereby amended to add a new subsection (P) as follows:

(P)   Upon Closing, Purchaser shall receive a credit on the Settlement Statement in the amount of $84,000.00 for "physical deficiencies."

B.   Section 6(A) is amended so that the Review Period ended at midnight on December 4, 2014, and Purchaser hereby acknowledges that it is satisfied with the Property in all respects and the Earnest Money shall become non-refundable to Purchaser except as expressly provided in Sections 17.B and 18.B of the Agreement.

ARTICLE III

Conditions Precedent

The effectiveness of this Amendment is subject to the condition precedent that Purchaser shall have duly and validly executed and delivered a counterpart of this Amendment to Seller.

ARTICLE IV

No Waiver

Except as specifically provided in this Amendment, nothing contained in this Amendment shall be construed as an amendment or waiver by Seller or Purchaser of any covenant or provision of the Agreement.

ARTICLE V

Counterparts

This Amendment may be executed in one or more counterparts, each of which when so executed shall be deemed to be an original, but all of which when taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Amendment has been executed in multiple originals and is effective as of the date first above written.

PURCHASER:

Hartman XX Limited Partnership, a Texas limited partnership

By: _____
Allen R. Hartman, President

SELLER:

U.S. Bank National Association, as Trustee, as successor-in-interest to Bank of America, National Association, as successor-by-merger to LaSalle Bank National Association, as Trustee for the Registered Holders of Bear Stearns Commercial Mortgage Securities Inc., Commercial Mortgage Pass-Through Certificates, Series 2007-PWR17

By: C-III Asset Management LLC (f/k/a Centerline Servicing Inc.), a Delaware limited liability company, in its capacity as general special servicer pursuant to that certain Pooling and Servicing Agreement dated September 1, 2007

By:

Dan Littauer
Servicing Officer